Exhibit 99.36

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Cybin Inc. (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

ITEM 2	Date of Material Change

December 14, 2020

ITEM 3	News Release

A news release announcing the material change was disseminated by the Company on December 14, 2020 through BusinessWire.

ITEM 4	Summary of Material Change

The Company announced that it has closed its acquisition of 100% of the shares in Adelia Therapeutics Inc. (“Adelia”) for up to CDN$20,161,575 (approximately USD$15.75 million) (the “Transaction”). The Adelia shareholders (the “Adelia Shareholders”) contributed to Cybin US Holdings Inc. (the “Acquiror”), a wholly-owned subsidiary of the Company created for the purposes of the Transaction, all of the issued and outstanding common shares of Adelia (the “Adelia Shares”) in exchange for, in the aggregate, 868,833 non-voting Class B common shares in the capital of the Acquiror (the “Class B Shares”). The aggregate value of the Class B Shares issued to the Adelia Shareholders on the closing of the Transaction (the “Closing”) is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of the Company (the “Cybin Shares”) on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments, resulting in an effective issue price of $1.24 per Cybin Share.

Further, on the occurrence of certain milestone events (each a “Milestone”), the Acquiror will issue to the Adelia Shareholders additional Class B Shares. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

ITEM 5	Full Description of Material Change

The Company completed the Transaction under a contribution agreement dated December 4, 2020 (the “Transaction Agreement”) with Cybin Corp., the Acquiror, and the Adelia Shareholders, whereby the Adelia Shareholders agreed to contribute to the Acquiror all of the Adelia Shares the Class B Shares.

The Adelia Shareholders contributed all of the Adelia Shares to the Acquiror as a capital contribution in exchange for Acquiror issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to CAD$12.40 (approximately US$9.69). The aggregate value of the Class B Shares issued to the Adelia Shareholders at the Closing is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for Cybin Shares on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The Class B Shares are exchangeable for Cybin Shares on the following schedule: (i) no Class B Shares are exchangeable before the first anniversary of the Transaction; (ii) no more than 33 1/3% of the Class B Shares are exchangeable prior to the second anniversary of the Transaction; (iii) no more than 66 2/3% of the Class B Shares are exchangeable prior to the third anniversary of the Transaction; and (iv) 100% of the Class B Shares are exchangeable after that point. The Class B Shares issued to the Adelia Shareholders at the Closing are exchangeable for a total of 8,688,330 Cybin Shares, resulting in an effective issue price of $1.24 per Cybin Share.

On the occurrence of each Milestone, the Acquiror will issue to the Adelia Shareholders such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Transaction Agreement, by the greater of: (i) CDN$7.50; and (ii) ten times the greater of: (a) the 10 day volume weighted average price of the Cybin Shares; and (b) the market price of the Cybin Shares on the close of business on the last business day preceding the relevant date upon which Cybin issues a press release announcing the achievement of such Milestone (or if the Milestone does not require a press release, on the date that is three business days following the determination that the relevant Milestone has been met). If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion, the Acquiror’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

In connection with the Transaction, certain members of the Adelia team have taken advisory and/or executive employment roles with Cybin. Such individuals received, in the aggregate, options to acquire up to 2,244,100 Cybin Shares, pursuant to Cybin’s equity incentive plan, exercisable for five (5) years and subject to vesting. The exercise price is $1.74 per Cybin Share. An additional 555,900 options will be issuable to eligible participants at the direction of the Adelia team, from time to time.

The Company has agreed to pay, on behalf of Adelia, an advisory fee to Nova Capital International LLC of US$250,000 in connection with certain advisory services provided to Adelia relating to the Transaction.

Additional information related to the Company’s business and the Transaction is available in the Transaction Agreement posted under the profile of the Company on SEDAR at www.sedar.com.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 7	Omitted Information

N/A

ITEM 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at (908) 764-8385.

ITEM 9	Date of Report

December 22, 2020